Exhibit 20

                  ZENITH ELECTRONICS CORPORATION

                      FIRST-HALF 1994 REPORT


Message to Stockholders

While we still have a lot of work to do, we are pleased to report that we have made substantial progress in the first half of 1994 as we narrowed our losses by $26 million.
   For the first six months, Zenith reported a net loss of $20.3 million, or 51 cents per share, compared with a net loss of $46.5 million, or $1.51 per share, in the first half of 1993. For the second quarter, results improved by $16 million to a net loss of $8.4 million, or 20 cents per share, in 1994 from a net loss of $24.7 million, or 79 cents per share, in 1993. First-quarter results improved by $10 million to a net loss of $11.9 million, or 32 cents per share, in 1994 from a net loss of $21.8 million, or 72 cents per share, last year.
   Contributing to the improved first-half results were higher sales in Zenith's core business, lower costs resulting largely from new re-engineering programs and a substantial reduction in losses from non-core business areas that have been sold or downsized.
   Cost reductions achieved in the first half were on plan as we continued to implement major re-engineering actions in the core Consumer Electronics and Network Systems business. These actions should benefit the second half of the year as well.
   First-half sales were $596 million in 1994 and $565 million in 1993. Second-quarter sales were $299 million in 1994, up from $275 million in 1993, and first-quarter sales were $297 million in 1994 and $290 million in 1993.
   Sales for the core Consumer Electronics and Network Systems business increased by $71 million in the first half, even after absorbing $20 million of lower consumer electronics selling prices from the same period a year ago. Non-core business revenues declined by $40 million in the first six months of 1994.
   Driving the increase in Consumer Electronics sales were higher Zenith color TV unit sales to dealers compared with the year-earlier period, reflecting the excellent acceptance of our new color TV line, the growing strength of the Zenith brand name and increased industry sales.
   As we continue to de-emphasize the poor-performing non-core business areas, we completed the sale of our switch mode power supply magnetics business. Non-core business areas represented less than 3 percent of first-half 1994 revenues, versus about 10 percent a year earlier.
   We completed the sale of the 1.7-million-square-foot Springfield, Mo., plant in the second quarter. That brings the amount of plant and office space sold in the first half to 2.6 million square feet. Another 500,000-square-foot building is under contract for sale. The completed transactions did not have a material effect on earnings.
   Financing activities continued in the first half. Investors purchased senior convertible subordinated debentures in a private placement and, pursuant to shelf offerings, purchased common stock on the open market.
And, we extended through June 1996 our $90 million revolving credit agreement, which was to expire at year-end 1994. Short-term debt of $49 million at the end of the first half (compared with $46 million a year earlier) financed increased receivables and planned higher inventory levels to support seasonal demand in the second half.
   As we said at the annual meeting, we are setting the stage for what we believe will be significant improvement for full-year 1994. First-half performance improvements are a good indication of the direction that we are headed as we enter the traditionally stronger second half of the year.

/s/ Jerry Pearlman
Jerry K. Pearlman
Chairman and Chief Executive Officer

/s/ Albin Moschner
Albin F. Moschner
President and Chief Operating Officer

July 25, 1994

Annual Meeting Report

As difficult as 1993 was for Zenith, the company "made progress and set the stage for what we believe can be significant improvement in 1994," Chairman Jerry Pearlman told stockholders at the April 26 annual stockholders meeting. He discussed results for 1993 and the first quarter of 1994 and looked ahead, saying, "Momentum is building for Zenith as we refocus and re-engineer our core business, Consumer Electronics and Network Systems products."
   After the formal business of the annual meeting, Mr. Pearlman answered questions from stockholders. A summary follows:

HDTV.  Several stockholders asked about high-definition television (HDTV).
Mr. Pearlman said HDTV will be the next significant evolution of the TV industry, "as dramatic as the change from black-and-white to color TV."
   The chairman said that the Digital HDTV Grand Alliance system, to which Zenith is making major technical contributions, "is significantly ahead of the rest of the world with all-digital technology." The Grand Alliance hopes that a "fair amount of our technology will be used in HDTV systems in other parts of the world," he said.
   He explained the timetable for HDTV tests and the launch: "Zenith's
VSB transmission subsystem is being field tested beginning in April. The full Grand Alliance HDTV system will be laboratory-tested in the fourth quarter. More field tests and standard adoption by the FCC are expected in 1995. The first HDTV broadcasts should be launched in the second half of 1996."
   In response to another HDTV question, Mr. Pearlman said digital VCRs
(with future use for HDTV) should be available in the industry as early as next year. Camcorders will take the longest; it's a question of reducing the cost of technology to capture images in HDTV resolution.

Mexico operations. Several people asked questions about Zenith operations in Mexico. On environmental and safety issues, the chairman said Zenith is proud of its plants in Mexico and that the company works to "meet and beat EPA and OSHA standards in Zenith plants wherever they are." In addition, while Zenith isn't a major chemical user, chemicals are labeled in Spanish and training has been increased regarding proper handling of chemicals.
   On re-engineering in Mexico, he cited "a very substantial amount of change" underway at plants in Mexico. "We're blending productivity and efficiency with improved safety and operating conditions." He discussed new equipment and processes in Juarez and Matamoros as examples.

Consumer Electronics. In response to a question about Zenith's main business, color television, Mr. Pearlman said, "While we operate in a very difficult environment, we are very optimistic about the business. Zenith has a superior price position, earned with superior products and superior quality."
   Responding to a question about how that relates to employment levels at Zenith, the chairman said, "The nature of technology change and the competitive nature of the industry means that every manufacturer is always finding new ways to reduce costs. The TVs in the industry today use many fewer parts versus 10-15 years ago, and that means fewer people are required to assemble them.
   "It's an industry-wide reality, however, that while technology and efficiency reduce employment, volume growth increases employment," Mr.
Pearlman said. "New technologies such as HDTV as well as expanded sales both in the U.S. and in Latin American should be positive for Zenith."

International sales. Asked if Zenith has plans to expand its sales beyond North America, Mr. Pearlman explained that Zenith's consumer electronics focus is on the Americas. Central and South America "represent new business opportunities to expand our sales volume." Excluding Mexico, the Latin American TV market is approaching 10 million TV units annually - almost 40 percent of the size of the U.S. market. "We are aggressively pursuing the Mexican and Latin American markets. We are rolling out new products in Argentina and Brazil."

Network Systems. "We have refocused our product line and internal organization," the chairman said in response to a question about Zenith's plans in the Network Systems (cable and data communications products) area. "We believe that we are very well positioned in the business today with our analog boxes and digital features, and tomorrow, thanks to our HDTV work and technical skills, in digital boxes.
   "This is a core business that can make a real long-term contribution to Zenith as the digital TVs and cable boxes of the future merge," Mr. Pearlman said. He told stockholders that the industry opportunities are very large - potentially tens of millions of boxes in the next 10 years. "We are actively seeking licensees for our digital transmission technology to help establish it as an industry standard. If successful, it will mean a nice stream of royalties paid to Zenith."
   Another stockholder asked about Zenith's computer modem technology that should be attractive to cable operators who want to deliver data to home computers on cable. "We are enthusiastic about this product, which is rolling out this summer."

Stockholder Actions

Stockholders elected 10 individuals to one-year terms on the board of directors at the annual meeting.
   A new director elected was Ilene S. Gordon, vice president of operations for Houston-based Tenneco Inc. Ms. Gordon, 40, brings to Zenith excellent qualifications in total quality management (TQM), line management and strategic planning. Most recently, she was senior vice president of TQM/Corporate Development at Packaging Corp. of America, a Tenneco subsidiary.
   The nine directors re-elected were: Harry G. Beckner, management consultant and retired chief operating officer, H.E. Butt Grocery Company;
T. Kimball Brooker, president, Barbara Oil Company; David H. Cohen, provost, Northwestern University; Charles Marshall, retired vice chairman of the board, AT&T; Gerald M. McCarthy, Zenith executive vice president, sales and marketing, and president, Zenith Sales Company division; Andrew McNally IV, chairman and chief executive officer, Rand McNally & Company; Albin F. Moschner,
Zenith president and chief operating officer; Jerry K. Pearlman, Zenith chairman and chief executive officer; and Peter S. Willmott, chairman of the board, MacFrugal's Bargains Close-Outs Inc., and chairman and chief executive officer, Willmott Services Inc.
   Stockholders also ratified the selection of Arthur Andersen & Co. as the company's independent auditors for 1994, and defeated a stockholder proposal on cumulative voting.

Consolidated Financial Information (Unaudited)
In millions, except per share amounts

                                         Three Months Ended   Six Months Ended
                                         --------------------------------------
                                          July 2,  July 3,    July 2,  July 3,
Statements of Operations                    1994     1993       1994     1993
- -------------------------------------------------------------------------------
REVENUES          Net sales               $299.0   $274.7     $596.1   $565.2
                                         --------------------------------------

- -----------------
COSTS, EXPENSES   Cost of products sold	   270.1    265.7      546.4    544.2
AND OTHER         Selling, general and
                   administrative           26.0     23.2       49.8     45.7
                  Engineering and research  11.4     11.6       22.8     24.5
                  Other operating expense
                   (income), net            (3.6)    (4.7)      (9.5)    (9.5)
                                         --------------------------------------

- ------------------
INCOME            Operating income (loss)   (4.9)   (21.1)     (13.4)   (39.7)
                  Interest expense, net     (3.5)    (3.6)      (6.9)    (6.8)
                                         --------------------------------------

                  Income (loss) before
                   income taxes             (8.4)   (24.7)     (20.3)   (46.5)

                  Income taxes                -        -          -        -
                                         -------------------------------------

                     Net income (loss)     $(8.4)  $(24.7)    $(20.3)  $(46.5)
                                         =====================================

                  Net income (loss) per
                   common share          $( .20)  $( .79)    $( .51)  $(1.51)


                  Average shares
                   outstanding             41.6     31.3       39.6     30.9


                                                              July 2,   July 3,
Balance Sheets                                                 1994      1993
- -------------------------------------------------------------------------------
ASSETS            Cash                                        $  -      $  -
                  Receivables, net                              184       175
                  Inventories                                   304       223
                  Other                                           9         6
                                                              -----------------
                    Total current assets                        497       404

                  Property, plant and equipment, net            153       175
                  Other                                          15         8
                                                              -----------------
                      Total assets                             $665      $587
                                                              =================

- -----------------
LIABILITIES AND   Short-term debt                              $ 49      $ 46
STOCKHOLDERS'     Accounts payable                              116        87
EQUITY            Other                                         119       127
                                                              -----------------
                    Total current liabilities                   284       260

                  Long-term debt                                182       149

                  Stockholders' equity                          199       178
                                                              ----------------
                     Total liabilities and stockholders equity $665      $587
                                                              =================

Broad New Color TV Line Introduced

Continuing its sweeping product enhancements, Zenith has introduced its 1994-95 color television line - including the industry's first TVs with built-in capability to receive the unique "StarSight" interactive electronic program guide. Announced in the second quarter, the new line offers a host of new, easy-to-use features at every price point.
   Advanced Video Imaging (AVI), Zenith's brilliant new picture technology introduced last year and enhanced this year, brings to the line the richest, sharpest, most vivid picture ever to wear the Zenith logo. Features include a new set of on-screen menus using easily-identifiable icons and a new
Advanced Multiple Picture-in-Picture system.
   Zenith's goal has been to combine its best picture in TV with high styling, strong audio and more of the features that buyers want. The new 60-model line includes direct-view models from 9 to 35 inches, rear-projection home theater models with 46-, 52- and 60-inch screens. (Built-in Dolby Pro-Logic surround sound is included in selected home theater models for the first time.) One 13-inch and two 19-inch combination TV-VCRs round out the line.

Major New Set-Top Box Alliance Formed

In a major new alliance designed to expand Zenith's business opportunities in set-top decoders, the company joined forces in mid-May with Philips Consumer Electronics Company and Compression Labs Inc. (CLI). The companies agreed to combine their complementary technologies, product development, and marketing capabilities to design and manufacture digital video-on-demand and hybrid digital/analog set-top terminals.
   The Zenith-Philips-CLI "Media Access" products will allow cable operators to operate with both digital and analog technology through open-architecture, consumer-oriented decoders, and, for the first time, access a common integrated network management and security system. The new jointly developed Media
Access family of products will allow cable operators to provide a wide range of programming, such as video-on-demand, video games, home shopping and other video services.
   Zenith's collaboration with Philips and CLI comes as leading cable operators, telephone companies and other network providers are selecting the products they will deploy for revolutionary interactive entertainment and information services. The launch of Media Access products also comes at a time when Zenith and other consumer electronics manufacturers are preparing for the ultimate migration of the features of set-top decoders into future digital television sets and VCRs. This is of special interest to cable operators seeking to reduce their long-term investments in hardware. As digital building blocks of these set-top decoders are incorporated into future HDTV sets, the decoders are expected to become less expensive, smaller "set-back" boxes.
   Network providers will benefit from the combination of the robust 16-level Vestigial Sideband (16-VSB) transmission system and real-time two-way technology from Zenith with MPEG-2 (Moving Picture Experts Group) world-standard digital decoder technology from Philips and CLI. VSB and MPEG are key features of the Digital HDTV Grand Alliance high-definition television system expected to be adopted next year as the U.S. HDTV broadcast standard by the Federal Communications Commission.


Watch Us

Dovetailing with the nationwide launch of the unique interactive on-screen program guide provided by StarSight Telecast Inc., Zenith is offering the first color TV sets with built-in circuitry to receive the service.
   Zenith plans to begin rolling out StarSight capability in eight all-new top-of-the-line models in Zenith's popular AVI line in July. These sets - two 27-, two 32- and two 35-inch direct-view models, plus 52- and 60-inch home theater rear-projection models - are expected to further strengthen Zenith's position in the large-screen color TV market.
   Consumer benefits of the new StarSight feature include instant TV listing information at the touch of a button; seven days of updated program schedule information; a simple guide for direct tuning by title, theme and channel number; and easy one-button VCR recording of selected programs.